SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

Deerfield Management Company, L.P.

Attn: Legal Department

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005111109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,731,096 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,731,096 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,731,096 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,731,096 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,731,096 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,731,096 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,895,263 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,895,263 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,263 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,895,263 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,895,263 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,263 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,644,965 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,644,965 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,965 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 434,114 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 18,606 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable or otherwise vest within 60 days, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,644,965 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,644,965 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,965 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

(6) Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 434,114 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 18,606 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable or otherwise vest within 60 days, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109	Page 8 of 14 Pages

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), as amended by Amendment Nos. 1, 2, 3 and 4 thereto (as previously amended, the “Schedule 13D”), with respect to the common stock of Acutus Medical, Inc. Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Deerfield Funds”. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

As previously reported in Item 4 of the Schedule 13D, on April 26, 2022, the Participating Funds and the Company entered into the Commitment Letter, pursuant to which the Participating Funds agreed to provide, severally and not jointly, a $35.0 million term loan facility to the Company upon the terms, and subject to the conditions, set forth therein. As previously reported, the Commitment Letter also provided, among other things, that upon the closing of the New Facility, the Company would issue the New Facility Warrants to the Participating Funds.

In accordance with the Commitment Letter, on June 30, 2022 the Participating Funds, the Company and Wilmington Trust, National Association, as administrative agent for the lenders named therein, entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) pursuant to which the Participating Funds agreed to make, refinance or otherwise continue and/or maintain a $35.0 million term loan (the “Term Loan”) to the Company. The Amended and Restated Credit Agreement amended and restated the Company’s existing credit agreement, dated May 20, 2019 (the “Original Credit Agreement”), among the Company, the lenders from time to time party thereto (including Deerfield Private Design Fund III), Wilmington Trust, National Association, as administrative agent and OrbiMed Royalty Opportunities II, LP, as origination agent (“OrbiMed”). Upon the execution and delivery of the Amended and Restated Credit Agreement, and pursuant to the terms thereof, (i) Orbimed’s $20 million portion of the term loan debt under the Original Credit Agreement was repaid in full (plus accrued but unpaid interest thereon) and OrbiMed received from the Company its share of fees and expenses payable to the lenders under the Original Credit Agreement in connection with the refinancing and accrued but unpaid interest on such repaid amount, (ii) Deerfield Private Design Fund III’s $20 million portion of the term loan debt under the Original Credit Agreement was replaced by $17.5 million in Term Loan debt under the Amended and Restated Credit Agreement and Deerfield Private Design Fund III was repaid such $2.5 million difference in principal (plus its 0.5% commitment fee under the Amended and Restated Credit Agreement), and received from the Company its share of fees payable to the lenders under the Original Credit Agreement in connection with the refinancing (and accrued but unpaid interest on its $20 million debt under the Original Credit Agreement) , and (iii) Deerfield Partners funded its $17.5 million portion of the Term Loan under the Amended and Restated Credit Agreement (less its 0.5% commitment fee thereunder).

CUSIP No. 005111109	Page 9 of 14 Pages

In connection with, and as consideration for, the execution of the Amended and Restated Credit Agreement (and consistent with the Commitment Letter), on June 30, 2022, the Company and the Participating Funds entered into a Warrant Purchase Agreement (the “2022 Warrant Purchase Agreement”), pursuant to which the Company issued to each Participating Fund a warrant to purchase up to an aggregate 1,889,509 shares of Common Stock (3,799,018 shares of Common Stock in the aggregate) at an exercise price of $1.1114 per share, subject to adjustment as provided therein (the “2022 Warrants”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

As previously reported, the Participating Funds entered into the Commitment Letter in order to facilitate the Asset Sale Transaction pursuant to the asset purchase agreement, dated as of April 26, 2022, between the Company and Medtronic (the “Medtronic Sale Agreement”), a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 27, 2022. On June 30, 2022, the Company completed the first of two closings (the “First Closing”) contemplated by the Medtronic Sale Agreement. The Participating Funds entered into, and consummated the transactions contemplated by, the Amended and Restated Credit Agreement and the Warrant Purchase Agreement in connection with, and in order to satisfy a condition to, the consummation of the First Closing.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

(1)	Deerfield Mgmt III

Number of shares:	5,731,096 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III)
Percentage of shares:	5.72%*

(2)	Deerfield Private Design Fund III

Number of shares:	5,731,096
Percentage of shares:	5.72%*

(3)	Deerfield Mgmt

Number of shares:	3,895,263 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Partners)
Percentage of shares:	4.9%*

CUSIP No. 005111109	Page 10 of 14 Pages

(4)	Deerfield Partners

Number of shares:	3,895,263
Percentage of shares:	4.9%*

(5)	Deerfield Management

Number of shares:	9,644,965 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares of Common Stock underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
Percentage of shares:	9.4%*

(6)	Flynn

Number of shares:	9,644,965 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
Percentage of shares:	9.4%*

(b)

(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,731,096

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 5,731,096

(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,731,096

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 5,731,096

(3)	Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,895,263

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,895,263

CUSIP No. 005111109	Page 11 of 14 Pages

(4)	Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,895,263

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,895,263

(5)	Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,644,965

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 9,644,965

(6)	Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,644,965

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 9,644,965

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Deerfield Funds. Stock options and shares of Common Stock held by Andrew ElBardissi, an employee of Deerfield Management and a director of the Company, are held for the benefit and at the direction of Deerfield Management.

*Percentage beneficial ownership reported herein reflects 28,336,285 shares of Common Stock outstanding as of May 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Credit Agreement

On June 30, 2022, the Participating Funds entered into the Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement provides that the Term Loan will bear interest at one-month adjusted Term SOFR, with a floor of 2.50% per annum, plus 9.00% per annum (subject to increase following the occurrence of an event of default), and provides for fees and prepayment premiums set forth therein. The Amended and Restated Credit Agreement provides for amortization payments becoming due 36 months (15% of principal), 48 months (15% of principal) and 60 months (i.e., the scheduled maturity date) following the date thereof and provides that the Term Loan will mature on June 30, 2027.

CUSIP No. 005111109	Page 12 of 14 Pages

The Company’s obligations under the Amended and Restated Credit Agreement are, subject to certain exceptions, secured by a first priority perfected lien on and security interest in substantially all of the Company’s existing and after-acquired tangible and intangible assets. Certain existing subsidiaries of the Company may be required to grant liens on and security interests in substantially all of their existing and after-acquired tangible and intangible assets, and to guarantee the obligations of the Company under the Amended and Restated Credit Agreement, subject to conditions set forth in the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement contains certain customary affirmative covenants, representations and warranties and other terms and conditions. The Amended and Restated Credit Agreement also contains certain customary negative covenants, including, but not limited to, restrictions on the Company’s ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The Amended and Restated Credit Agreement provides that, upon the occurrence of certain events of default, the Company’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, voluntary and involuntary bankruptcy proceedings, certain money judgments, change of control events and other customary events of default.

The foregoing summary of the Amended and Restated Credit Agreement is not complete and is qualified in its entirety by reference to the full text of the Amended and Restated Credit Agreement, a copy of which is filed (or incorporated by reference) as Exhibit 8 to the Schedule 13D.

Warrant Purchase Agreement and 2022 Warrants

On June 30, 2022, the Company and the Participating Funds entered into the 2022 Warrant Purchase Agreement and the Company issued the 2022 Warrants to the Participating Funds as consideration for the execution and delivery of the Amended and Restated Credit Agreement and the Term Loan thereunder. The Warrant Purchase Agreement contains customary representations, warranties and covenants of the Company and each Participating Fund. Pursuant to the Warrant Purchase Agreement, the Company also agreed to indemnify the Participating Funds and other indemnified persons for certain liabilities described therein.

The 2022 Warrants are exercisable on a cash or cashless (net exercise) basis, and are subject to a 4.9% beneficial ownership limitation, as well as certain other customary anti-dilution adjustments upon the occurrence of certain events such as stock splits, subdivisions, reclassifications or combinations of Common Stock. Upon the consummation of a “Major Transaction” (as defined in the 2022 Warrants), holders of the 2022 Warrants may elect to (i) have their 2022 Warrants redeemed by the Company for an amount equal to the Black-Scholes value of such Warrant (calculated in accordance with the terms of the 2022 Warrants), in cash or, if applicable, in the form of the consideration paid to the Company’s stockholders in a Major Transaction (e.g., securities or other property of the buyer), or (ii) have such 2022 Warrants be assumed by the successor to the Company in a Major Transaction, if applicable. Holders of the 2022 Warrants are also entitled to participate in any dividends or distributions to holders of Common Stock at the time such dividends or distributions are paid to such stockholders.

CUSIP No. 005111109	Page 13 of 14 Pages

The foregoing summaries of the Warrant Purchase Agreement and the 2022 Warrants are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed (or incorporated by reference) as Exhibits 9 and 10, respectively, to the Schedule 13D.

Registration Rights Agreement

On June 30, 2022, in connection with the issuance of the 2022 Warrants, the Participating Funds and the Company also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed file a shelf registration statement on Form S-3 or such form of registration statement as is then available (the “Registration Statement”) under the Securities Act with the Securities and Exchange Commission to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stok issuable upon exercise of the 2022 Warrants and any other shares of Common Stock held by, or issuable upon exercise or conversion of, or distribution in connection with, other securities held by the Reporting Persons as of the date of the Registration Rights Agreement. The Company is required to file the Registration Statement within 45 days after the date of the Registration Rights Agreement and to use commercially reasonable efforts to obtain effectiveness of any such Registration Statement as soon as practicable. In addition, for a period of five years following the execution of the Registration Rights Agreement, or until all Registrable Securities are registered or no longer subject to restrictions on transfer (whichever is earlier), the Participating Funds have certain “piggy-back” registration rights with respect to registration statements filed during such period.

The Registration Rights Agreement contains certain liquidated damages or other cash settlement provisions with respect to delays in registering securities as required by the Registration Rights Agreement. The Company has agreed to generally pay all reasonable expenses incidental to its obligations and performance under the Registration Rights Agreement, other than underwriting discounts and commissions and such other charges. The registration rights granted in the Registration Rights Agreement are subject to certain customary conditions and limitations, as well as customary indemnification and contribution provisions.

The foregoing summary of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed (or incorporated by reference) as Exhibit 11 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 8	Amended and Restated Credit Agreement, dated June 30, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2022)

Exhibit 9	Warrant Purchase Agreement, dated June 30, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2022)

Exhibit 10	Form of 2022 Warrant, dated June 30, 2022 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2022)

Exhibit 11	Registration Rights Agreement, dated June 30, 2022 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2022)

CUSIP No. 005111109	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2022

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact